Exhibit 99.7

SCHEDULE 1 TO THE RESTATED ARTICLES OF INCORPORATION

1.	CLASS 1 SHARES

(a)	The Corporation is authorized to issue an unlimited number of Class 1 shares.

(b)	There are attached to the Class 1 shares of the Corporation the following rights, privileges, restrictions and conditions:

(i)	Voting

The holders of the Class 1 shares shall not, subject to the provisions of the Business Corporations Act and of the Unanimous Shareholder Agreement, be entitled to receive notice of or to attend any meetings of the shareholders of the Corporation or to vote at such meetings.

(ii)	Dividends

Any dividend may be declared on Class 1 shares to the exclusion of any other Class of shares, provided that a separate dividend of an equal amount per share is contemporaneously declared on each of the other classes of shares. The directors of the Corporation shall be at liberty, at their discretion, to determine whether any dividend declared on the Class 1 shares shall be declared out of the capital dividend account or any other account of the Corporation, whether or not the dividend declared on any other class of shares is declared out of such account. The directors shall also be at liberty, at their discretion, to make any income tax elections respecting any dividend declared on Class 1 shares, regardless of whether such elections result in different income tax treatment, for the Corporation or the shareholders, of dividends declared on the Class 1 shares and of dividends declared on any other class of shares.

(iii)	Winding-Up

In the event of liquidation, dissolution or winding up of the Corporation the holders of all classes of shares in respect of which dividends have been declared but are unpaid shall first share pro rata in the assets of the Corporation with respect to such unpaid dividends and any remaining assets shall then be distributed amongst the shareholders of the Corporation, of all classes, in proportion to the numbers of shares held by them.

(iv)	Series

The directors of the Corporation may at any time and from time to time create one or more additional series of Class 1 shares, each series to consist of such number of authorized shares as may before the issuance thereof be fixed by the directors. The directors shall before the issuance of any series of Class 1 shares determine a designation for such series and may determine any rights or privileges of conversion to other classes or series of shares to be attached to such series, but shall not otherwise determine any rights, privileges, restrictions or conditions to be attached to such series.

(c)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘78 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘78 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘78 share. There is also attached to each Class 1 Series ‘78 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘78 share.

(d)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘79 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘79 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘79 share. There is also attached to each Class 1 Series ‘79 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘79 share.

(e)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘80 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘80 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘80 share. There is also attached to each Class 1 Series ‘80 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘80 share.

(f)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘81 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘81 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘81 share. There is also attached to each Class 1 Series ‘81 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘81 share.

(g)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘82 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘82 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘82 share. There is also attached to each Class 1 Series ‘82 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘82 share.

(h)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘83 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘83 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘83 share. There is also attached to each Class 1 Series ‘83 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘83 share.

(i)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘84 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘84 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘84 share. There is also attached to each Class 1 Series ‘84 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘84 share.

(j)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘85 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘85 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘85 share. There is also attached to each Class 1 Series ‘85 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘85 share.

(k)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘86 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘86 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘86 share. There is also attached to each Class 1 Series ‘86 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘86 share.

(l)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘87 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘87 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘87 share. There is also attached to each Class 1 Series ‘87 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘87 share.

(m)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘88 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘88 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘88 share. There is also attached to each Class 1 Series ‘88 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘88 share.

(n)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘89 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘89 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘89 share. There is also attached to each Class 1 Series ‘89 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘89 share.

(n1)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘90 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘90 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘90 share. There is also attached to each Class 1 Series ‘90 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘90 share.

(n2)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘91 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘91 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘91 share. There is also attached to each Class 1 Series ‘91 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘91 share.

(n3)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘92 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘92 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘92 share. There is also attached to each Class 1 Series ‘92 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘92 share.

(n4)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘93 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘93 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘93 share. There is also attached to each Class 1 Series ‘93 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘93 share.

(n5)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘94 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘94 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘94 share. There is also attached to each Class 1 Series ‘94 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘94 share.

(n6)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘95 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘95 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘95 share. There is also attached to each Class 1 Series ‘95 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘95 share.

(n7)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘96 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘96 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘96 share. There is also attached to each Class 1 Series ‘96 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘96 share.

(n8)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘97 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘97 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘97 share. There is also attached to each Class 1 Series ‘97 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘97 share.

(n9)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘98 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘98 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘98 share. There is also attached to each Class 1 Series ‘98 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘98 share.

(n10)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘99 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘99 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘99 share. There is also attached to each Class 1 Series ‘99 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘99 share.

(n11)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘00 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘00 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘00 share. There is also attached to each Class 1 Series ‘00 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘00 share.

(n12)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘01 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘01 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘01 share. There is also attached to each Class 1 Series ‘01 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘01 share.

(n13)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘02 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘02 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘02 share. There is also attached to each Class 1 Series ‘02 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘02 share.

(n14)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘03 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘03 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘03 share. There is also attached to each Class 1 Series ‘03 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘03 share.

(n15)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘04 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘04 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘04 share. There is also attached to each Class 1 Series ‘04 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘04 share.

(n16)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘05 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘05 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘05 share. There is also attached to each Class 1 Series ‘05 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘05 share.

(n17)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘06 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘06 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘06 share. There is also attached to each Class 1 Series ‘06 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘06 share.

(n18)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘07 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘07 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘07 share. There is also attached to each Class 1 Series ‘07 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘07 share.

(n19)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘08 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘08 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘08 share. There is also attached to each Class 1 Series ‘08 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘08 share.

(n20)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘09 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘09 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘09 share. There is also attached to each Class 1 Series ‘09 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘09 share.

(n21)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘10 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘10 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘10 share. There is also attached to each Class 1 Series ‘10 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘10 share.

(n22)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘11 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘11 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘11 share. There is also attached to each Class 1 Series ‘11 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘11 share.

(n23)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘12 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘12 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘12 share. There is also attached to each Class 1 Series ‘12 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘12 share.

(n24)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘13 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘13 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘13 share. There is also attached to each Class 1 Series ‘13 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘13 share.

(n25)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘14 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘14 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘14 share. There is also attached to each Class 1 Series ‘14 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘14 share.

(n26)	The Corporation is authorized to issue a series of Class 1 shares designated as Series ‘15 which series shall consist of an unlimited number of shares. There is attached to each Class 1 Series ‘15 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘15 share. There is also attached to each Class 1 Series ‘15 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 5 Series ‘15 share.

(o)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion is from a Class 1 Share to a Class 2 share, be exercised as follows:

(i)	The exercise of the right and privilege shall be effective either when a holder serves upon the Corporation a notice in writing requesting conversion of his or her shares or when such notice is deemed to be given pursuant to the Unanimous Shareholder Agreement, PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares held prior to such conversion have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(p)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion is from a Class 1 share to a Class 5 share, be exercised as follows:

(i)	Such right and privilege shall be exercised through resolution of the Corporation’s directors to that effect, such conversion to be effective the date that it is stated to take effect in such resolution whether or not the holder has surrendered or tendered any share certificates, endorsements, transfers or other documents of surrender or conveyance PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The directors resolution shall also specify the identity of the Authorized Legal Representative designated to hold the Class 5 share on behalf of the person recorded in the Corporation’s securities register as holder of the Class 1 share immediately prior to its conversion. The said Authorized Legal Representative so designated shall be recorded in the Corporation’s securities register as the legal holder of the Class 5 share without diminution however of the beneficial interest of the Beneficial Owner in such share pursuant to any Employee Share Participation Plan pursuant to which such Authorized Legal Representative holds such share and, subject to Section 1(p)(iii) of this Schedule 1, the Corporation may endorse on the body of any share certificate issued into the name of the said Authorized Legal Representative a notation that the shares represented by such certificate are being held on behalf of the Beneficial Owner thereof.

(iii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares held prior to such conversion have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(iv)	In exercising its discretion to convert shares from time to time, the Corporation shall (subject to the Unanimous Shareholder Agreement) have an absolute and unfettered discretion in determining which of the shares are to be converted and for greater certainty may convert all or any of a class or series of shares without converting all or any of the shares of any other class or series at the same time or at all and may convert any one or more of the shares of one or more shareholders without converting all or any of the shares held by any other shareholder of the same or any different class or series at the same time or at all.

(v)	The Corporation shall act promptly in notifying the holders of the shares converted that such conversion has taken place but conversion shall be effective as at the date it is stated to take effect in directors resolution, whether or not such notice has yet, or is ever, given.

2.	CLASS 2 SHARES

(a)	The Corporation is authorized to issue an unlimited number of Class 2 shares.

(b)	There are attached to the Class 2 shares of the Corporation the following rights, privileges, restrictions and conditions:

(i)	Voting

The holders of the Class 2 shares shall not, subject to the provisions of the Business Corporations Act and of the Unanimous Shareholder Agreement, be entitled to receive notice of or to attend any meetings of the shareholders of the Corporation or to vote at such meetings.

(ii)	Dividends

Any dividend may be declared on Class 2 shares to the exclusion of any other Class of shares, provided that a separate dividend of an equal amount per share is contemporaneously declared on each of the other classes of shares. The directors of the Corporation shall be at liberty, at their discretion, to determine whether any dividend declared on the Class 2 shares shall be declared out of the capital dividend account or any other account of the Corporation, whether or not the dividend declared on any other class of shares is declared out of such account. The directors shall also be at liberty, at their discretion, to make any income tax elections respecting any dividend declared on Class 2 shares, regardless of whether such elections result in different income tax treatment, for the Corporation or the shareholders, of dividends declared on the Class 2 shares and of dividends declared on any other class of shares.

(iii)	Winding-Up

In the event of liquidation, dissolution or winding up of the Corporation the holders of all classes of shares in respect of which dividends have been declared but are unpaid shall first share pro rata in the assets of the Corporation with respect to such unpaid dividends and any remaining assets shall then be distributed amongst the shareholders of the Corporation, of all classes, in proportion to the numbers of shares held by them.

(iv)	Series

The directors of the Corporation may at any time and from time to time create one or more additional series of Class 2 shares, each series to consist of such number of authorized shares as may before the issuance thereof be fixed by the directors. The directors shall before the issuance of any series of Class 2 shares determine a designation for such series and may determine any rights or privileges of conversion to other classes or series of shares to be attached to such series, but shall not otherwise determine any rights, privileges, restrictions or conditions to be attached to such series.

(c)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘78 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘78 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘78 share.

(d)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘79 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘79 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘79 share.

(e)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘80 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘80 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘80 share.

(f)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘81 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘81 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘81 share.

(g)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘82 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘82 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘82 share.

(h)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘83 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘83 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘83 share.

(i)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘84 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘84 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘84 share.

(j)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘85 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘85 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘85 share.

(k)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘86 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘86 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘86 share.

(l)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘87 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘87 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘87 share.

(m)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘88 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘88 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘88 share.

(n)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘89 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘89 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘89 share.

(n1)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘90 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘90 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘90 share.

(n2)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘91 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘91 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘91 share.

(n3)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘92 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘92 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘92 share.

(n4)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘93 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘93 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘93 share.

(n5)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘94 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘94 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘94 share.

(n6)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘95 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘95 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘95 share.

(n7)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘96 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘96 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘96 share.

(n8)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘97 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘97 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘97 share.

(n9)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘98 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘98 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘98 share.

(n10)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘99 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘99 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘99 share.

(n11)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘00 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘00 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘00 share.

(n12)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘01 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘01 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘01 share.

(n13)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘02 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘02 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘02 share.

(n14)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘03 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘03 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘03 share.

(n15)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘04 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘04 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘04 share.

(n16)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘05 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘05 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘05 share.

(n17)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘06 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘06 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘06 share.

(n18)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘07 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘07 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘07 share.

(n19)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘08 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘08 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘08 share.

(n20)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘09 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘09 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘09 share.

(n21)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘10 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘10 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘10 share.

(n22)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘11 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘11 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘11 share.

(n23)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘12 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘12 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘12 share.

(n24)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘13 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘13 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘13 share.

(n25)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘14 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘14 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘14 share.

(n26)	The Corporation is authorized to issue a series of Class 2 shares designated as Series ‘15 which series shall consist of an unlimited number of shares. There is attached to each Class 2 Series ‘15 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 1 Series ‘15 share.

(o)	The conversion right and privilege in respect of each series as aforesaid shall be exercised as follows:

(i)	The exercise of the right and privilege shall be effective either when a holder serves upon the Corporation a notice in writing requesting conversion of his or her shares or when such notice is deemed to be given pursuant to the Unanimous Shareholder Agreement, PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares held prior to such conversion have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

3.	CLASS 3 SHARES

(a)	The Corporation is authorized to issue an unlimited number of Class 3 shares.

(b)	There are attached to the Class 3 shares of the Corporation the following rights, privileges, restrictions and conditions:

(i)	Voting

The holders of the Class 3 shares shall, subject to the provisions of the Business Corporations Act and of the Unanimous Shareholder Agreement, be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to vote at all such meetings.

(ii)	Dividends

Any dividend may be declared on Class 3 shares to the exclusion of any other Class of shares, provided that a separate dividend of an equal amount per share is contemporaneously declared on each of the other classes of shares. The directors of the Corporation shall be at liberty, at their discretion, to determine whether any dividend declared on the Class 3 shares shall be declared out of the capital dividend account or any other account of the Corporation, whether or not the dividend declared on any other class of shares is declared out of such account. The directors shall also be at liberty, at their discretion, to make any income tax elections respecting any dividend declared on Class 3 shares, regardless of whether such elections result in different income tax treatment, for the Corporation or the shareholders, of dividends declared on the Class 3 shares and of dividends declared on any other class of shares.

(iii)	Winding-Up

In the event of liquidation, dissolution or winding up of the Corporation the holders of all classes of shares in respect of which dividends have been declared but are unpaid shall first share pro rata in the assets of the Corporation with respect to such unpaid dividends and any remaining assets shall then be distributed amongst the shareholders of the Corporation, of all classes, in proportion to the numbers of shares held by them.

(iv)	Series

The directors of the Corporation may at any time and from time to time create one or more additional series of Class 3 shares, each series to consist of such number of authorized shares as may before the issuance thereof be fixed by the directors. The directors shall before the issuance of any series of Class 3 shares determine a designation for such series and may determine any rights or privileges of conversion to other classes or series of shares to be attached to such series, but shall not otherwise determine any rights, privileges, restrictions or conditions to be attached to such series.

(c)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘77 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘77 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘77 share. There is also attached to each Class 3 Series ‘77 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘77 share.

(d)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘79 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘79 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘79 share. There is also attached to each Class 3 Series ‘79 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘79 share.

(e)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘80 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘80 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘80 share. There is also attached to each Class 3 Series ‘80 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘80 share.

(f)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘81 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘81 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘81 share. There is also attached to each Class 3 Series ‘81 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘81 share.

(g)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘82 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘82 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘82 share. There is also attached to each Class 3 Series ‘82 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘82 share.

(h)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘83 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘83 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘83 share. There is also attached to each Class 3 Series ‘83 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘83 share.

(i)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘84 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘84 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘84 share. There is also attached to each Class 3 Series ‘84 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘84 share.

(j)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘85 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘85 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘85 share. There is also attached to each Class 3 Series ‘85 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘85 share.

(k)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘86 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘86 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘86 share. There is also attached to each Class 3 Series ‘86 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘86 share.

(l)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘87 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘87 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘87 share. There is also attached to each Class 3 Series ‘87 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘87 share.

(m)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘88 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘88 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘88 share. There is also attached to each Class 3 Series ‘88 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘88 share.

(n)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘89 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘89 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘89 share. There is also attached to each Class 3 Series ‘89 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘89 share.

(n1)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘90 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘90 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘90 share. There is also attached to each Class 3 Series ‘90 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘90 share.

(n2)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘91 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘91 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘91 share. There is also attached to each Class 3 Series ‘91 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘91 share.

(n3)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘92 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘92 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘92 share. There is also attached to each Class 3 Series ‘92 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘92 share.

(n4)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘93 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘93 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘93 share. There is also attached to each Class 3 Series ‘93 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘93 share.

(n5)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘94 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘94 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘94 share. There is also attached to each Class 3 Series ‘94 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘94 share.

(n6)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘95 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘95 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘95 share. There is also attached to each Class 3 Series ‘95 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘95 share.

(n7)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘96 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘96 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘96 share. There is also attached to each Class 3 Series ‘96 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘96 share.

(n8)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘97 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘97 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘97 share. There is also attached to each Class 3 Series ‘97 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘97 share.

(n9)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘98 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘98 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘98 share. There is also attached to each Class 3 Series ‘98 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘98 share.

(n10)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘99 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘99 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘99 share. There is also attached to each Class 3 Series ‘99 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘99 share.

(n11)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘00 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘00 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘00 share. There is also attached to each Class 3 Series ‘00 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘00 share.

(n12)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘01 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘01 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘01 share. There is also attached to each Class 3 Series ‘01 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘01 share.

(n13)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘02 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘02 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘02 share. There is also attached to each Class 3 Series ‘02 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘02 share.

(n14)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘03 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘03 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘03 share. There is also attached to each Class 3 Series ‘03 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘03 share.

(n15)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘04 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘04 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘04 share. There is also attached to each Class 3 Series ‘04 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘04 share.

(n16)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘05 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘05 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘05 share. There is also attached to each Class 3 Series ‘05 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘05 share.

(n17)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘06 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘06 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘06 share. There is also attached to each Class 3 Series ‘06 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘06 share.

(n18)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘07 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘07 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘07 share. There is also attached to each Class 3 Series ‘07 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘07 share.

(n19)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘08 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘08 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘08 share. There is also attached to each Class 3 Series ‘08 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘08 share.

(n20)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘09 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘09 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘09 share. There is also attached to each Class 3 Series ‘09 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘09 share.

(n21)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘10 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘10 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘10 share. There is also attached to each Class 3 Series ‘10 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘10 share.

(n22)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘11 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘11 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘11 share. There is also attached to each Class 3 Series ‘11 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘11 share.

(n23)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘12 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘12 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘12 share. There is also attached to each Class 3 Series ‘12 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘12 share.

(n24)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘13 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘13 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘13 share. There is also attached to each Class 3 Series ‘13 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘13 share.

(n25)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘14 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘14 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘14 share. There is also attached to each Class 3 Series ‘14 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘14 share.

(n26)	The Corporation is authorized to issue a series of Class 3 shares designated as Series ‘15 which series shall consist of an unlimited number of shares. There is attached to each Class 3 Series ‘15 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘15 share. There is also attached to each Class 3 Series ‘15 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 6 Series ‘15 share.

(o)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion is from a Class 3 Share to a Class 4 share, be exercised as follows:

(i)	The exercise of the right and privilege shall be effective either when a holder serves upon the Corporation a notice in writing requesting conversion of his or her shares or when such notice is deemed to be given pursuant to the Unanimous Shareholder Agreement, PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares held prior to such conversion have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(p)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion is from a Class 3 share to a Class 6 share, be exercised as follows:

(i)	Such right and privilege shall be exercised through resolution of the Corporation’s directors to that effect, such conversion to be effective the date that it is stated to take effect in such resolution whether or not the holder has surrendered or tendered any share certificates, endorsements, transfers or other documents of surrender or conveyance PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The directors resolution shall also specify the identity of the Authorized Legal Representative designated to hold the Class 6 share on behalf of the person recorded in the Corporation’s securities register as holder of the Class 3 share immediately prior to its conversion. The said Authorized Legal Representative so designated shall be recorded in the Corporation’s securities register as the legal holder of the Class 6 share without diminution however of the beneficial interest of the Beneficial Owner in such share pursuant to any Employee Share Participation Plan pursuant to which such Authorized Legal Representative holds such share and, subject to Section 3(p)(iii) of this Schedule 1, the Corporation may endorse on the body of any share certificate issued into the name of the said Authorized Legal Representative a notation that the shares represented by such certificate are being held on behalf of the Beneficial Owner thereof.

(iii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares held prior to such conversion have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(iv)	In exercising its discretion to convert shares from time to time, the Corporation shall (subject to the Unanimous Shareholder Agreement) have an absolute and unfettered discretion in determining which of the shares are to be converted and for greater certainty may convert all or any of a class or series of shares without converting all or any of the shares of any other class or series at the same time or at all and may convert any one or more of the shares of one or more shareholders without converting all or any of the shares held by any other shareholder of the same or any different class or series at the same time or at all.

(v)	The Corporation shall act promptly in notifying the holders of the shares converted that such conversion has taken place but conversion shall be effective as at the date it is stated to take effect in directors resolution, whether or not such notice has yet, or is ever, given.

4.	CLASS 4 SHARES

(a)	The Corporation is authorized to issue an unlimited number of Class 4 shares.

(b)	There are attached to the Class 4 shares of the Corporation the following rights, privileges, restrictions and conditions:

(i)	Voting

The holders of the Class 4 shares shall, subject to the provisions of the Business Corporations Act and of the Unanimous Shareholder Agreement, be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to vote at all such meetings.

(ii)	Dividends

Any dividend may be declared on Class 4 shares to the exclusion of any other Class of shares, provided that a separate dividend of an equal amount per share is contemporaneously declared on each of the other classes of shares. The directors of the Corporation shall be at liberty, at their discretion, to determine whether any dividend declared on the Class 4 shares shall be declared out of the capital dividend account or any other account of the Corporation, whether or not the dividend declared on any other class of shares is declared out of such account. The directors shall also be at liberty, at their discretion, to make any income tax elections respecting any dividend declared on Class 4 shares, regardless of whether such elections result in different income tax treatment, for the Corporation or the shareholders, of dividends declared on the Class 4 shares and of dividends declared on any other class of shares.

(iii)	Winding-Up

In the event of liquidation, dissolution or winding up of the Corporation the holders of all classes of shares in respect of which dividends have been declared but are unpaid shall first share pro rata in the assets of the Corporation with respect to such unpaid dividends and any remaining assets shall then be distributed amongst the shareholders of the Corporation, of all classes, in proportion to the numbers of shares held by them.

(iv)	Series

The directors of the Corporation may at any time and from time to time create one or more additional series of Class 4 shares, each series to consist of such number of authorized shares as may before the issuance thereof be fixed by the directors. The directors shall before the issuance of any series of Class 4 shares determine a designation for such series and may determine any rights or privileges of conversion to other classes or series of shares to be attached to such series, but shall not otherwise determine any rights, privileges, restrictions or conditions to be attached to such series.

(c)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘77 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘77 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘77 share.

(d)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘79 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘79 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘79 share.

(e)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘80 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘80 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘80 share.

(f)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘81 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘81 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘81 share.

(g)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘82 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘82 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘82 share.

(h)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘83 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘83 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘83 share.

(i)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘84 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘84 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘84 share.

(j)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘85 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘85 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘85 share.

(k)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘86 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘86 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘86 share.

(l)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘87 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘87 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘87 share.

(m)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘88 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘88 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘88 share.

(n)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘89 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘89 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘89 share.

(n1)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘90 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘90 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘90 share.

(n2)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘91 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘91 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘91 share.

(n3)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘92 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘92 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘92 share.

(n4)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘93 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘93 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘93 share.

(n5)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘94 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘94 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘94 share.

(n6)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘95 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘95 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘95 share.

(n7)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘96 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘96 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘96 share.

(n8)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘97 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘97 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘97 share.

(n9)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘98 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘98 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘98 share.

(n10)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘99 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘99 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘99 share.

(n11)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘00 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘00 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘00 share.

(n12)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘01 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘01 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘01 share.

(n13)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘02 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘02 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘02 share.

(n14)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘03 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘03 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘03 share.

(n15)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘04 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘04 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘04 share.

(n16)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘05 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘05 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘05 share.

(n17)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘06 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘06 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘06 share.

(n18)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘07 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘07 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘07 share.

(n19)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘08 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘08 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘08 share.

(n20)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘09 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘09 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘09 share.

(n21)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘10 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘10 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘10 share.

(n22)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘11 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘11 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘11 share.

(n23)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘12 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘12 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘12 share.

(n24)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘13 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘13 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘13 share.

(n25)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘14 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘14 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘14 share.

(n26)	The Corporation is authorized to issue a series of Class 4 shares designated as Series ‘15 which series shall consist of an unlimited number of shares. There is attached to each Class 4 Series ‘15 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 3 Series ‘15 share.

(o)	The conversion right and privilege in respect of each series as aforesaid shall be exercised as follows:

(i)	The exercise of the right and privilege shall be effective either when a holder serves upon the Corporation a notice in writing requesting conversion of his or her shares or when such notice is deemed to be given pursuant to the Unanimous Shareholder Agreement, PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares held prior to such conversion have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

5.	CLASS 5 SHARES

(a)	The Corporation is authorized to issue an unlimited number of Class 5 shares.

(b)	There are attached to the Class 5 shares of the Corporation the following rights, privileges, restrictions and conditions:

(i)	Voting

The holders of the Class 5 shares shall not, subject to the provisions of the Business Corporations Act and the Unanimous Shareholder Agreement, be entitled to receive notice of or to attend any meetings of the shareholders of the Corporation or to vote at such meetings.

(ii)	Eligible Holders

No person may be recorded or registered in the Corporation’s securities register as legal holder of a Class 5 Share unless such person is an Authorized Legal Representative and, pursuant to an Employee Share Participation Plan, holds such share in the capacity of legal representative for, and acts as agent for, and/or for the benefit of and on behalf of, the Beneficial Owner thereof.

(iii)	Dividends

Any dividend may be declared on Class 5 shares to the exclusion of any other Class of shares, provided that a separate dividend of an equal amount per share is contemporaneously declared on each of the other classes of shares. The directors of the Corporation shall be at liberty, at their discretion, to determine whether any dividend declared on the Class 5 shares shall be declared out of the capital dividend account or any other account of the Corporation, whether or not the dividend declared on any other class of shares is declared out of such account. The directors shall also be at liberty, at their discretion, to make any income tax elections respecting any dividend declared on Class 5 shares, regardless of whether such elections result in different income tax treatment, for the Corporation or the shareholders, of dividends declared on the Class 5 shares and of dividends declared on any other class of shares.

(iv)	Winding-Up

In the event of liquidation, dissolution or winding up of the Corporation the holders of all classes of shares in respect of which dividends have been declared but are unpaid shall first share pro rata in the assets of the Corporation with respect to such unpaid dividends and any remaining assets shall then be distributed amongst the shareholders of the Corporation, of all classes, in proportion to the numbers of shares held by them.

(v)	Series

The directors of the Corporation may at any time and from time to time create one or more additional series of Class 5 shares, each series to consist of such number of authorized shares as may before the issuance thereof be fixed by the directors. The directors shall before the issuance of any series of Class 5 shares determine a designation for such series and may determine any rights or privileges of conversion to other classes or series of shares to be attached to such series, but shall not otherwise determine any rights, privileges, restrictions or conditions to be attached to such series.

(c)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘78 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘78 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘78 share. There is also attached to each Class 5 Series ‘78 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘78 share or into one Class 7 Series ‘78 share.

(d)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘79 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘79 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘79 share. There is also attached to each Class 5 Series ‘79 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘79 share or into one Class 7 Series ‘79 share.

(e)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘80 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘80 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘80 share. There is also attached to each Class 5 Series ‘80 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘80 share or into one Class 7 Series ‘80 share.

(f)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘81 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘81 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘81 share. There is also attached to each Class 5 Series ‘81 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘81 share or into one Class 7 Series ‘81 share.

(g)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘82 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘82 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘82 share. There is also attached to each Class 5 Series ‘82 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘82 share or into one Class 7 Series ‘82 share.

(h)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘83 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘83 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘83 share. There is also attached to each Class 5 Series ‘83 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘83 share or into one Class 7 Series ‘83 share.

(i)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘84 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘84 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘84 share. There is also attached to each Class 5 Series ‘84 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘84 share or into one Class 7 Series ‘84 share.

(j)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘85 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘85 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘85 share. There is also attached to each Class 5 Series ‘85 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘85 share or into one Class 7 Series ‘85 share.

(k)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘86 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘86 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘86 share. There is also attached to each Class 5 Series ‘86 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘86 share or into one Class 7 Series ‘86 share.

(l)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘87 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘87 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘87 share. There is also attached to each Class 5 Series ‘87 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘87 share or into one Class 7 Series ‘87 share.

(m)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘88 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘88 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘88 share. There is also attached to each Class 5 Series ‘88 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘88 share or into one Class 7 Series ‘88 share.

(n)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘89 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘89 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘89 share. There is also attached to each Class 5 Series ‘89 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘89 share or into one Class 7 Series ‘89 share.

(n1)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘90 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘90 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘90 share. There is also attached to each Class 5 Series ‘90 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘90 share or into one Class 7 Series ‘90 share.

(n2)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘91 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘91 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘91 share. There is also attached to each Class 5 Series ‘91 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘91 share or into one Class 7 Series ‘91 share.

(n3)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘92 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘92 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘92 share. There is also attached to each Class 5 Series ‘92 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘92 share or into one Class 7 Series ‘92 share.

(n4)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘93 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘93 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘93 share. There is also attached to each Class 5 Series ‘93 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘93 share or into one Class 7 Series ‘93 share.

(n5)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘94 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘94 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘94 share. There is also attached to each Class 5 Series ‘94 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘94 share or into one Class 7 Series ‘94 share.

(n6)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘95 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘95 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘95 share. There is also attached to each Class 5 Series ‘95 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘95 share or into one Class 7 Series ‘95 share.

(n7)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘96 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘96 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘96 share. There is also attached to each Class 5 Series ‘96 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘96 share or into one Class 7 Series ‘96 share.

(n8)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘97 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘97 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘97 share. There is also attached to each Class 5 Series ‘97 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘97 share or into one Class 7 Series ‘97 share.

(n9)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘98 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘98 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘98 share. There is also attached to each Class 5 Series ‘98 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘98 share or into one Class 7 Series ‘98 share.

(n10)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘99 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘99 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘99 share. There is also attached to each Class 5 Series ‘99 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘99 share or into one Class 7 Series ‘99 share.

(n11)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘00 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘00 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘00 share. There is also attached to each Class 5 Series ‘00 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘00 share or into one Class 7 Series ‘00 share.

(n12)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘01 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘01 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘01 share. There is also attached to each Class 5 Series ‘01 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘01 share or into one Class 7 Series ‘01 share.

(n13)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘02 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘02 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘02 share. There is also attached to each Class 5 Series ‘02 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘02 share or into one Class 7 Series ‘02 share.

(n14)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘03 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘03 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘03 share. There is also attached to each Class 5 Series ‘03 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘03 share or into one Class 7 Series ‘03 share.

(n15)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘04 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘04 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘04 share. There is also attached to each Class 5 Series ‘04 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘04 share or into one Class 7 Series ‘04 share.

(n16)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘05 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘05 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘05 share. There is also attached to each Class 5 Series ‘05 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘05 share or into one Class 7 Series ‘05 share.

(n17)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘06 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘06 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘06 share. There is also attached to each Class 5 Series ‘06 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘06 share or into one Class 7 Series ‘06 share.

(n18)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘07 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘07 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘07 share. There is also attached to each Class 5 Series ‘07 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘07 share or into one Class 7 Series ‘07 share.

(n19)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘08 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘08 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘08 share. There is also attached to each Class 5 Series ‘08 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘08 share or into one Class 7 Series ‘08 share.

(n20)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘09 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘09 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘09 share. There is also attached to each Class 5 Series ‘09 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘09 share or into one Class 7 Series ‘09 share.

(n21)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘10 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘10 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘10 share. There is also attached to each Class 5 Series ‘10 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘10 share or into one Class 7 Series ‘10 share.

(n22)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘11 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘11 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘11 share. There is also attached to each Class 5 Series ‘11 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘11 share or into one Class 7 Series ‘11 share.

(n23)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘12 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘12 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘12 share. There is also attached to each Class 5 Series ‘12 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘12 share or into one Class 7 Series ‘12 share.

(n24)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘13 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘13 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘13 share. There is also attached to each Class 5 Series ‘13 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘13 share or into one Class 7 Series ‘13 share.

(n25)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘14 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘14 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘14 share. There is also attached to each Class 5 Series ‘14 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘14 share or into one Class 7 Series ‘14 share.

(n26)	The Corporation is authorized to issue a series of Class 5 shares designated as Series ‘15 which series shall consist of an unlimited number of shares. There is attached to each Class 5 Series ‘15 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘15 share. There is also attached to each Class 5 Series ‘15 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘15 share or into one Class 7 Series ‘15 share.

(o)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion is from a Class 5 Share to a Class 2 share, be exercised as follows:

(i)	The exercise of the right and privilege shall be effective either when a holder serves upon the Corporation a notice in writing requesting conversion of such share or when such notice is deemed to be given pursuant to the Unanimous Shareholder Agreement, PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The Beneficial Owner of each Class 5 share so converted shall be recorded in the Corporation’s securities register as the legal holder of the Class 2 share into which such Class 5 share has been so converted and, subject to Section 5(o)(iii) of this Schedule 1, the Corporation shall issue share certificates accordingly.

(iii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares held prior to such conversion have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(p)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion is from a Class 5 share to a Class 1 share or to a Class 7 share, be exercised as follows:

(i)	Such right and privilege shall be exercised through resolution of the Corporation’s directors to that effect, such conversion to be effective the date that it is stated to take effect in such resolution whether or not the holder or Beneficial Owner has surrendered or tendered any share certificates, endorsements, transfers or other documents of surrender or conveyance PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The Beneficial Owner of each Class 5 share so converted shall be recorded in the Corporation’s securities register as the legal holder of the Class 1 or Class 7 share into which such Class 5 share has been so converted and, subject to Section 5(p)(iii) of this Schedule 1, the Corporation shall issue share certificates accordingly.

(iii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares so converted have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(iv)	In exercising its discretion to convert shares from time to time, the Corporation shall (subject to the Unanimous Shareholder Agreement) have an absolute and unfettered discretion in determining which of the shares are to be converted and for greater certainty may convert all or any of a class or series of shares without converting all or any of the shares of any other class or series at the same time or at all and may convert any one or more of the shares of one or more shareholders without converting all or any of the shares held by any other shareholder of the same or any different class or series at the same time or at all.

(v)	The Corporation shall act promptly in notifying the Beneficial Owners of the shares converted that such conversion has taken place but conversion shall be effective as at the date it is stated to take effect in directors resolution, whether or not such notice has yet, or is ever, given.

(q)	Notwithstanding Section 5(p) of this Schedule 1, immediately prior to any of the following events occurring with respect to a Class 5 share:

(i)	the Beneficial Owner of such Class 5 share has been adjudged a bankrupt, or has made an assignment into bankruptcy, under the laws of any jurisdiction;

(ii)	if the Beneficial Owner of such Class 5 share is a body corporate, any person legally or beneficially holding 50% or more of the issued voting shares issued in that body corporate has been adjudged a bankrupt, or has made an assignment into bankruptcy, under the laws of any jurisdiction;

(iii)	the Class 5 share, or the beneficial ownership thereof, has been seized, transferred in execution (including a transfer made pursuant to the realization of security) or transferred pursuant to any court order (including, without limitation, any order made under matrimonial legislation or proceedings); or

(iv)	if the Beneficial Owner of that Class 5 share is a body corporate, any of the shares, including any beneficial ownership thereof, issued in that body corporate, have been seized, transferred in execution (including a transfer made pursuant to the realization of security) or transferred pursuant to any court order (including, without limitation, any order made under matrimonial legislation or proceedings, except, in the case of such matrimonial legislation or proceedings, where the transfer is to the person whose employment or directorship with or of the Corporation or any of its subsidiaries is what qualified the body corporate to be issued such shares initially);

such Class 5 share shall be deemed to have been converted to a Class 7 share whether or not the directors have yet passed, or ever pass, a resolution to that effect and whether or not the holder or Beneficial Owner has surrendered or tendered any share certificates, endorsements, transfers or other documents of surrender or conveyance.

6.	CLASS 6 SHARES

(a)	The Corporation is authorized to issue an unlimited number of Class 6 shares.

(b)	There are attached to the Class 6 shares of the Corporation the following rights, privileges, restrictions and conditions:

(i)	Voting

The holders of the Class 6 shares shall, subject to the provisions of the Business Corporations Act and the Unanimous Shareholder Agreement, be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to vote at all such meetings.

(ii)	Eligible Holders

No person may be recorded or registered in the Corporation’s securities register as legal holder of a Class 6 Share unless such person is an Authorized Legal Representative and, pursuant to an Employee Share Participation Plan, holds such share in the capacity of legal representative for, and acts as agent for, and/or for the benefit of and on behalf of, the Beneficial Owner thereof.

(iii)	Dividends

Any dividend may be declared on Class 6 shares to the exclusion of any other Class of shares, provided that a separate dividend of an equal amount per share is contemporaneously declared on each of the other classes of shares. The directors of the Corporation shall be at liberty, at their discretion, to determine whether any dividend declared on the Class 6 shares shall be declared out of the capital dividend account or any other account of the Corporation, whether or not the dividend declared on any other class of shares is declared out of such account. The directors shall also be at liberty, at their discretion, to make any income tax elections respecting any dividend declared on Class 6 shares, regardless of whether such elections result in different income tax treatment, for the Corporation or the shareholders, of dividends declared on the Class 6 shares and of dividends declared on any other class of shares.

(iv)	Winding-Up

In the event of liquidation, dissolution or winding up of the Corporation the holders of all classes of shares in respect of which dividends have been declared but are unpaid shall first share pro rata in the assets of the Corporation with respect to such unpaid dividends and any remaining assets shall then be distributed amongst the shareholders of the Corporation, of all classes, in proportion to the numbers of shares held by them.

(v)	Series

The directors of the Corporation may at any time and from time to time create one or more additional series of Class 6 shares, each series to consist of such number of authorized shares as may before the issuance thereof be fixed by the directors. The directors shall before the issuance of any series of Class 6 shares determine a designation for such series and may determine any rights or privileges of conversion to other classes or series of shares to be attached to such series, but shall not otherwise determine any rights, privileges, restrictions or conditions to be attached to such series.

(c)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘77 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘77 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘77 share. There is also attached to each Class 6 Series ‘77 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘77 share or into one Class 8 Series ‘77 share.

(d)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘79 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘79 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘79 share. There is also attached to each Class 6 Series ‘79 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘79 share or into one Class 8 Series ‘79 share.

(e)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘80 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘80 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘80 share. There is also attached to each Class 6 Series ‘80 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘80 share or into one Class 8 Series ‘80 share.

(f)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘81 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘81 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘81 share. There is also attached to each Class 6 Series ‘81 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘81 share or into one Class 8 Series ‘81 share.

(g)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘82 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘82 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘82 share. There is also attached to each Class 6 Series ‘82 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘82 share or into one Class 8 Series ‘82 share.

(h)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘83 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘83 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘83 share. There is also attached to each Class 6 Series ‘83 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘83 share or into one Class 8 Series ‘83 share.

(i)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘84 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘84 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘84 share. There is also attached to each Class 6 Series ‘84 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘84 share or into one Class 8 Series ‘84 share.

(j)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘85 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘85 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘85 share. There is also attached to each Class 6 Series ‘85 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘85 share or into one Class 8 Series ‘85 share.

(k)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘86 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘86 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘86 share. There is also attached to each Class 6 Series ‘86 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘86 share or into one Class 8 Series ‘86 share.

(l)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘87 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘87 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘87 share. There is also attached to each Class 6 Series ‘87 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘87 share or into one Class 8 Series ‘87 share.

(m)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘88 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘88 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘88 share. There is also attached to each Class 6 Series ‘88 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘88 share or into one Class 8 Series ‘88 share.

(n)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘89 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘89 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘89 share. There is also attached to each Class 6 Series ‘89 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘89 share or into one Class 8 Series ‘89 share.

(n1)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘90 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘90 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘90 share. There is also attached to each Class 6 Series ‘90 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘90 share or into one Class 8 Series ‘90 share.

(n2)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘91 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘91 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘91 share. There is also attached to each Class 6 Series ‘91 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘91 share or into one Class 8 Series ‘91 share.

(n3)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘92 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘92 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘92 share. There is also attached to each Class 6 Series ‘92 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘92 share or into one Class 8 Series ‘92 share.

(n4)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘93 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘93 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘93 share. There is also attached to each Class 6 Series ‘93 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘93 share or into one Class 8 Series ‘93 share.

(n5)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘94 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘94 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘94 share. There is also attached to each Class 6 Series ‘94 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘94 share or into one Class 8 Series ‘94 share.

(n6)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘95 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘95 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘95 share. There is also attached to each Class 6 Series ‘95 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘95 share or into one Class 8 Series ‘95 share.

(n7)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘96 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘96 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘96 share. There is also attached to each Class 6 Series ‘96 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘96 share or into one Class 8 Series ‘96 share.

(n8)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘97 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘97 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘97 share. There is also attached to each Class 6 Series ‘97 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘97 share or into one Class 8 Series ‘97 share.

(n9)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘98 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘98 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘98 share. There is also attached to each Class 6 Series ‘98 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘98 share or into one Class 8 Series ‘98 share.

(n10)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘99 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘99 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘99 share. There is also attached to each Class 6 Series ‘99 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘99 share or into one Class 8 Series ‘99 share.

(n11)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘00 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘00 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘00 share. There is also attached to each Class 6 Series ‘00 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘00 share or into one Class 8 Series ‘00 share.

(n12)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘01 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘01 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘01 share. There is also attached to each Class 6 Series ‘01 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘01 share or into one Class 8 Series ‘01 share.

(n13)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘02 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘02 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘02 share. There is also attached to each Class 6 Series ‘02 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘02 share or into one Class 8 Series ‘02 share.

(n14)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘03 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘03 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘03 share. There is also attached to each Class 6 Series ‘03 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘03 share or into one Class 8 Series ‘03 share.

(n15)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘04 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘04 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘04 share. There is also attached to each Class 6 Series ‘04 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘04 share or into one Class 8 Series ‘04 share.

(n16)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘05 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘05 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘05 share. There is also attached to each Class 6 Series ‘05 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘05 share or into one Class 8 Series ‘05 share.

(n17)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘06 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘06 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘06 share. There is also attached to each Class 6 Series ‘06 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘06 share or into one Class 8 Series ‘06 share.

(n18)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘07 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘07 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘07 share. There is also attached to each Class 6 Series ‘07 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘07 share or into one Class 8 Series ‘07 share.

(n19)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘08 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘08 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘08 share. There is also attached to each Class 6 Series ‘08 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘08 share or into one Class 8 Series ‘08 share.

(n20)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘09 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘09 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘09 share. There is also attached to each Class 6 Series ‘09 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘09 share or into one Class 8 Series ‘09 share.

(n21)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘10 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘10 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘10 share. There is also attached to each Class 6 Series ‘10 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘10 share or into one Class 8 Series ‘10 share.

(n22)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘11 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘11 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘11 share. There is also attached to each Class 6 Series ‘11 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘11 share or into one Class 8 Series ‘11 share.

(n23)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘12 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘12 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘12 share. There is also attached to each Class 6 Series ‘12 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘12 share or into one Class 8 Series ‘12 share.

(n24)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘13 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘13 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘13 share. There is also attached to each Class 6 Series ‘13 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘13 share or into one Class 8 Series ‘13 share.

(n25)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘14 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘14 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘14 share. There is also attached to each Class 6 Series ‘14 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘14 share or into one Class 8 Series ‘14 share.

(n26)	The Corporation is authorized to issue a series of Class 6 shares designated as Series ‘15 which series shall consist of an unlimited number of shares. There is attached to each Class 6 Series ‘15 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘15 share. There is also attached to each Class 6 Series ‘15 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘15 share or into one Class 8 Series ‘15 share.

(o)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion if from a Class 6 Share to a Class 4 share, be exercised as follows:

(i)	The exercise of the right and privilege shall be effective either when a holder serves upon the Corporation a notice in writing requesting conversion of such share or when such notice is deemed to be given pursuant to the Unanimous Shareholder Agreement, PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The Beneficial Owner of each Class 6 share so converted shall be recorded in the Corporation’s securities register as the legal holder of the Class 4 share into which such Class 6 share has been so converted and, subject to Section 6(o)(iii) of this Schedule 1, the Corporation shall issue share certificates accordingly.

(iii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares held prior to such conversion have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(p)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion is from a Class 6 share to a Class 3 share or to a Class 8 share, be exercised as follows:

(i)	Such right and privilege shall be exercised through resolution of the Corporation’s directors to that effect, such conversion to be effective the date that it is stated to take effect in such resolution whether or not the holder or Beneficial Owner has surrendered or tendered any share certificates, endorsements, transfers or other documents of surrender or conveyance PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The Beneficial Owner of each Class 6 share so converted shall be recorded in the Corporation’s securities register as the legal holder of the Class 3 or Class 8 share into which such Class 6 share has been so converted and, subject to Section 6(p)(iii) of this Schedule 1, the Corporation shall issue share certificates accordingly.

(iii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares so converted have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(iv)	In exercising its discretion to convert shares from time to time, the Corporation shall (subject to the Unanimous Shareholder Agreement) have an absolute and unfettered discretion in determining which of the shares are to be converted and for greater certainty may convert all or any of a class or series of shares without converting all or any of the shares of any other class or series at the same time or at all and may convert any one or more of the shares of one or more shareholders without converting all or any of the shares held by any other shareholder of the same or any different class or series at the same time or at all.

(v)	The Corporation shall act promptly in notifying the Beneficial Owners of the shares converted that such conversion has taken place but conversion shall be effective as at the date it is stated to take effect in directors resolution, whether or not such notice has yet, or is ever, given.

(q)	Notwithstanding Section 6(p) of this Schedule 1, immediately prior to any of the following events occurring with respect to a Class 6 share:

(i)	the Beneficial Owner of such Class 6 share has been adjudged a bankrupt, or has made an assignment into bankruptcy, under the laws of any jurisdiction;

(ii)	if the Beneficial Owner of such Class 6 share is a body corporate, any person legally or beneficially holding 50% or more of the issued voting shares issued in that body corporate has been adjudged a bankrupt, or has made an assignment into bankruptcy, under the laws of any jurisdiction;

(iii)	the Class 6 share, or the beneficial ownership thereof, has been seized, transferred in execution (including a transfer made pursuant to the realization of security) or transferred pursuant to any court order (including, without limitation, any order made under matrimonial legislation or proceedings); or

(iv)	if the Beneficial Owner of that Class 6 share is a body corporate, any of the shares, including any beneficial ownership thereof, issued in that body corporate, have been seized, transferred in execution (including a transfer made pursuant to the realization of security) or transferred pursuant to any court order (including, without limitation, any order made under matrimonial legislation or proceedings, except, in the case of such matrimonial legislation or proceedings, where the transfer is to the person whose employment or directorship with or of the Corporation or any of its subsidiaries is what qualified the body corporate to be issued such shares initially);

such Class 6 share shall be deemed to have been converted to a Class 8 share whether or not the directors have yet passed, or ever pass, a resolution to that effect and whether or not the holder or Beneficial Owner has surrendered or tendered any share certificates, endorsements, transfers or other documents of surrender or conveyance.

7.	CLASS 7 SHARES

(a)	The Corporation is authorized to issue an unlimited number of Class 7 shares.

(b)	There are attached to the Class 7 shares of the Corporation the following rights, privileges, restrictions and conditions:

(i)	Voting

The holders of the Class 7 shares shall not, subject to the provisions of the Business Corporations Act and the Unanimous Shareholder Agreement, be entitled to receive notice of or to attend any meetings of the shareholders of the Corporation or to vote at such meetings.

(ii)	Dividends

Any dividend may be declared on Class 7 shares to the exclusion of any other Class of shares, provided that a separate dividend of an equal amount per share is contemporaneously declared on each of the other classes of shares. The directors of the Corporation shall be at liberty, at their discretion, to determine whether any dividend declared on the Class 7 shares shall be declared out of the capital dividend account or any other account of the Corporation, whether or not the dividend declared on any other class of shares is declared out of such account. The directors shall also be at liberty, at their discretion, to make any income tax elections respecting any dividend declared on Class 7 shares, regardless of whether such elections result in different income tax treatment, for the Corporation or the shareholders, of dividends declared on the Class 7 shares and of dividends declared on any other class of shares.

(iii)	Winding-Up

In the event of liquidation, dissolution or winding up of the Corporation the holders of all classes of shares in respect of which dividends have been declared but are unpaid shall first share pro rata in the assets of the Corporation with respect to such unpaid dividends and any remaining assets shall then be distributed amongst the shareholders of the Corporation, of all classes, in proportion to the numbers of shares held by them.

(iv)	Redemption

(1)	Where permitted by law, but subject to the terms of the Unanimous Shareholder Agreement, the Corporation may, at its discretion, redeem all or any of the Class 7 shares of any or all series, by paying to the holder thereof an amount equal to the aggregate of the Redemption Price of such shares being redeemed at the particular time plus the amount of any dividends declared thereon but not paid.

(2)	In exercising its discretion to redeem Class 7 shares from time to time, the Corporation shall (subject to the Unanimous Shareholder Agreement) have an absolute and unfettered discretion in determining which of the Class 7 shares are to be redeemed and for greater certainty may redeem all or any of the Class 7 shares of one series without redeeming all or any of the shares of any other class or series at the same time or at all and may redeem any one or more of the Class 7 shares of one or more shareholders without redeeming all or any of the shares, of any series, held by any other shareholder at the same time or at all.

(3)	If the Corporation gives notice of its desire to redeem any Class 7 shares then, unless the holder thereof and the Corporation have agreed to payment by other means, an amount sufficient, in Canadian funds, to redeem the shares shall be deposited with any trust company, solicitor, or chartered bank in Canada specified in the notice of the redemption on or before the date fixed for redemption and dividends on the shares to be redeemed shall cease after the date so fixed for redemption and the holder thereof shall thereafter have no rights against the Corporation in respect thereof except, upon the surrender of the certificates for such shares, to receive payment therefor out of the monies so deposited by cheque, cash or bank draft. In such event, redemption shall be deemed effective on the date so fixed for redemption, whether or not the share certificates are tendered aforesaid but in the event that the holder and the Corporation have agreed to payment by means other than deposit and payment as aforesaid the redemption shall be deemed effective upon payment in the manner so agreed.

(4)	When a share certificate represents more shares than are being redeemed or retracted, the Corporation shall on redemption or retraction cancel that share certificate and shall issue to the holder a share certificate for such lesser amount of shares that are issued and have not been redeemed or retracted.

(v)	Series

The directors of the Corporation may at any time and from time to time create one or more additional series of Class 7 shares, each series to consist of such number of authorized shares as may before the issuance thereof be fixed by the directors. The directors shall before the issuance of any series of Class 7 shares determine a designation for such series and may determine any rights or privileges of conversion to other classes or series of shares to be attached to such series, but shall not otherwise determine any rights, privileges, restrictions or conditions to be attached to such series.

(c)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘78 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘78 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘78 share. There is also attached to each Class 7 Series ‘78 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘78 share or into one Class 2 Series ‘78 share or into one Class 5 Series ‘78 share.

(d)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘79 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘79 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘79 share. There is also attached to each Class 7 Series ‘79 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘79 share or into one Class 2 Series ‘79 share or into one Class 5 Series ‘79 share.

(e)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘80 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘80 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘80 share. There is also attached to each Class 7 Series ‘80 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘80 share or into one Class 2 Series ‘80 share or into one Class 5 Series ‘80 share.

(f)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘81 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘81 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘81 share. There is also attached to each Class 7 Series ‘81 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘81 share or into one Class 2 Series ‘81 share or into one Class 5 Series ‘81 share.

(g)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘82 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘82 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘82 share. There is also attached to each Class 7 Series ‘82 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘82 share or into one Class 2 Series ‘82 share or into one Class 5 Series ‘82 share.

(h)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘83 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘83 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘83 share. There is also attached to each Class 7 Series ‘83 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘83 share or into one Class 2 Series ‘83 share or into one Class 5 Series ‘83 share.

(i)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘84 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘84 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘84 share. There is also attached to each Class 7 Series ‘84 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘84 share or into one Class 2 Series ‘84 share or into one Class 5 Series ‘84 share.

(j)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘85 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘85 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘85 share. There is also attached to each Class 7 Series ‘85 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘85 share or into one Class 2 Series ‘85 share or into one Class 5 Series ‘85 share.

(k)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘86 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘86 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘86 share. There is also attached to each Class 7 Series ‘86 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘86 share or into one Class 2 Series ‘86 share or into one Class 5 Series ‘86 share.

(l)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘87 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘87 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘87 share. There is also attached to each Class 7 Series ‘87 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘87 share or into one Class 2 Series ‘87 share or into one Class 5 Series ‘87 share.

(m)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘88 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘88 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘88 share. There is also attached to each Class 7 Series ‘88 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘88 share or into one Class 2 Series ‘88 share or into one Class 5 Series ‘88 share.

(n)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘89 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘89 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘89 share. There is also attached to each Class 7 Series ‘89 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘89 share or into one Class 2 Series ‘89 share or into one Class 5 Series ‘89 share.

(n1)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘90 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘90 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘90 share. There is also attached to each Class 7 Series ‘90 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘90 share or into one Class 2 Series ‘90 share or into one Class 5 Series ‘90 share.

(n2)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘91 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘91 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘91 share. There is also attached to each Class 7 Series ‘91 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘91 share or into one Class 2 Series ‘91 share or into one Class 5 Series ‘91 share.

(n3)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘92 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘92 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘92 share. There is also attached to each Class 7 Series ‘92 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘92 share or into one Class 2 Series ‘92 share or into one Class 5 Series ‘92 share.

(n4)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘93 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘93 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘93 share. There is also attached to each Class 7 Series ‘93 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘93 share or into one Class 2 Series ‘93 share or into one Class 5 Series ‘93 share.

(n5)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘94 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘94 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘94 share. There is also attached to each Class 7 Series ‘94 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘94 share or into one Class 2 Series ‘94 share or into one Class 5 Series ‘94 share.

(n6)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘95 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘95 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘95 share. There is also attached to each Class 7 Series ‘95 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘95 share or into one Class 2 Series ‘95 share or into one Class 5 Series ‘95 share.

(n7)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘96 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘96 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘96 share. There is also attached to each Class 7 Series ‘96 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘96 share or into one Class 2 Series ‘96 share or into one Class 5 Series ‘96 share.

(n8)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘97 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘97 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘97 share. There is also attached to each Class 7 Series ‘97 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘97 share or into one Class 2 Series ‘97 share or into one Class 5 Series ‘97 share.

(n9)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘98 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘98 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘98 share. There is also attached to each Class 7 Series ‘98 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘98 share or into one Class 2 Series ‘98 share or into one Class 5 Series ‘98 share.

(n10)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘99 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘99 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘99 share. There is also attached to each Class 7 Series ‘99 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘99 share or into one Class 2 Series ‘99 share or into one Class 5 Series ‘99 share.

(n11)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘00 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘00 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘00 share. There is also attached to each Class 7 Series ‘00 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘00 share or into one Class 2 Series ‘00 share or into one Class 5 Series ‘00 share.

(n12)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘01 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘01 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘01 share. There is also attached to each Class 7 Series ‘01 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘01 share or into one Class 2 Series ‘01 share or into one Class 5 Series ‘01 share.

(n13)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘02 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘02 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘02 share. There is also attached to each Class 7 Series ‘02 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘02 share or into one Class 2 Series ‘02 share or into one Class 5 Series ‘02 share.

(n14)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘03 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘03 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘03 share. There is also attached to each Class 7 Series ‘03 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘03 share or into one Class 2 Series ‘03 share or into one Class 5 Series ‘03 share.

(n15)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘04 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘04 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘04 share. There is also attached to each Class 7 Series ‘04 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘04 share or into one Class 2 Series ‘04 share or into one Class 5 Series ‘04 share.

(n16)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘05 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘05 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘05 share. There is also attached to each Class 7 Series ‘05 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘05 share or into one Class 2 Series ‘05 share or into one Class 5 Series ‘05 share.

(n17)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘06 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘06 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘06 share. There is also attached to each Class 7 Series ‘06 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘06 share or into one Class 2 Series ‘06 share or into one Class 5 Series ‘06 share.

(n18)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘07 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘07 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘07 share. There is also attached to each Class 7 Series ‘07 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘07 share or into one Class 2 Series ‘07 share or into one Class 5 Series ‘07 share.

(n19)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘08 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘08 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘08 share. There is also attached to each Class 7 Series ‘08 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘08 share or into one Class 2 Series ‘08 share or into one Class 5 Series ‘08 share.

(n20)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘09 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘09 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘09 share. There is also attached to each Class 7 Series ‘09 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘09 share or into one Class 2 Series ‘09 share or into one Class 5 Series ‘09 share.

(n21)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘10 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘10 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘10 share. There is also attached to each Class 7 Series ‘10 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘10 share or into one Class 2 Series ‘10 share or into one Class 5 Series ‘10 share.

(n22)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘11 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘11 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘11 share. There is also attached to each Class 7 Series ‘11 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘11 share or into one Class 2 Series ‘11 share or into one Class 5 Series ‘11 share.

(n23)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘12 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘12 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘12 share. There is also attached to each Class 7 Series ‘12 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘12 share or into one Class 2 Series ‘12 share or into one Class 5 Series ‘12 share.

(n24)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘13 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘13 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘13 share. There is also attached to each Class 7 Series ‘13 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘13 share or into one Class 2 Series ‘13 share or into one Class 5 Series ‘13 share.

(n25)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘14 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘14 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘14 share. There is also attached to each Class 7 Series ‘14 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘14 share or into one Class 2 Series ‘14 share or into one Class 5 Series ‘14 share.

(n26)	The Corporation is authorized to issue a series of Class 7 shares designated as Series ‘15 which series shall consist of an unlimited number of shares. There is attached to each Class 7 Series ‘15 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 2 Series ‘15 share. There is also attached to each Class 7 Series ‘15 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 1 Series ‘15 share or into one Class 2 Series ‘15 share or into one Class 5 Series ‘15 share.

(o)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion is made at the election of the holder from a Class 7 Share to a Class 2 share, be exercised as follows:

(i)	The exercise of the right and privilege shall be effective either when the said holder serves upon the Corporation a notice in writing requesting conversion of his or her shares or when such notice is deemed to be given pursuant to the Unanimous Shareholder Agreement, PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares held prior to such conversion have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(p)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion is made at the election of the Corporation from a Class 7 share to a Class 1 share or to a Class 2 share or to a Class 5 share, be exercised as follows:

(i)	Such right and privilege shall be exercised through resolution of the Corporation’s directors to that effect, such conversion to be effective the date that it is stated to take effect in such resolution whether or not the holder has surrendered or tendered any share certificates, endorsements, transfers or other documents of surrender or conveyance PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	Where a Class 7 share is being converted to a Class 5 share, the directors resolution shall also specify the identity of the Authorized Legal Representative designated to hold the Class 5 share on behalf of the person recorded in the Corporation’s securities register as holder of the Class 7 share immediately prior to its conversion. The said Authorized Legal Representative so designated shall be recorded in the Corporation’s securities register as the legal holder of the Class 5 share without diminution however of the beneficial interest of the Beneficial Owner in such share pursuant to any Employee Share Participation Plan pursuant to which such Authorized Legal Representative holds such share and, subject to Section 7(p)(iii) of this Schedule 1, the Corporation may endorse on the body of any share certificate issued into the name of the said Authorized Legal Representative a notation that the shares represented by such certificate are being held on behalf of the Beneficial Owner thereof.

(iii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the holder has surrendered to the Corporation certificates representing the shares held prior to conversion. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(iv)	In exercising its discretion to convert shares from time to time, the Corporation shall (subject to the Unanimous Shareholder Agreement) have an absolute and unfettered discretion in determining which of the shares are to be converted and for greater certainty may convert all or any of a class or series of shares without converting all or any of the shares of any other class or series at the same time or at all and may convert any one or more of the shares of one or more shareholders without converting all or any of the shares held by any other shareholder of the same or any different class or series at the same time or at all.

(v)	The Corporation shall act promptly in notifying the holders of the shares converted that such conversion has taken place but conversion shall be effective as at the date it is stated to take effect in directors resolution, whether or not such notice has yet, or is ever, given.

8.	CLASS 8 SHARES

(a)	The Corporation is authorized to issue an unlimited number of Class 8 shares.

(b)	There are attached to the Class 8 shares of the Corporation the following rights, privileges, restrictions and conditions:

(i)	Voting

The holders of the Class 8 shares shall, subject to the provisions of the Business Corporations Act and the Unanimous Shareholder Agreement, be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to vote at such meetings.

(ii)	Dividends

Any dividend may be declared on Class 8 shares to the exclusion of any other Class of shares, provided that a separate dividend of an equal amount per share is contemporaneously declared on each of the other classes of shares. The directors of the Corporation shall be at liberty, at their discretion, to determine whether any dividend declared on the Class 8 shares shall be declared out of the capital dividend account or any other account of the Corporation, whether or not the dividend declared on any other class of shares is declared out of such account. The directors shall also be at liberty, at their discretion, to make any income tax elections respecting any dividend declared on Class 8 shares, regardless of whether such elections result in different income tax treatment, for the Corporation or the shareholders, of dividends declared on the Class 8 shares and of dividends declared on any other class of shares.

(iii)	Winding-Up

In the event of liquidation, dissolution or winding up of the Corporation the holders of all classes of shares in respect of which dividends have been declared but are unpaid shall first share pro rata in the assets of the Corporation with respect to such unpaid dividends and any remaining assets shall then be distributed amongst the shareholders of the Corporation, of all classes, in proportion to the numbers of shares held by them.

(iv)	Redemption

(1)	Where permitted by law, but subject to the terms of the Unanimous Shareholder Agreement, the Corporation may, at its discretion, redeem all or any of the Class 8 shares of any or all series, by paying to the holder thereof an amount equal to the aggregate of the Redemption Price of such shares being redeemed at the particular time plus the amount of any dividends declared thereon but not paid.

(2)	In exercising its discretion to redeem Class 8 shares from time to time, the Corporation shall (subject to the Unanimous Shareholder Agreement) have an absolute and unfettered discretion in determining which of the Class 8 shares are to be redeemed and for greater certainty may redeem all or any of the Class 8 shares of one series without redeeming all or any of the shares of any other class or series at the same time or at all and may redeem any one or more of the Class 8 shares of one or more shareholders without redeeming all or any of the shares, of any series, held by any other shareholder at the same time or at all.

(3)	If the Corporation gives notice of its desire to redeem any Class 8 shares then, unless the holder thereof and the Corporation have agreed to payment by other means, an amount sufficient, in Canadian funds, to redeem the shares shall be deposited with any trust company, solicitor, or chartered bank in Canada specified in the notice of the redemption on or before the date fixed for redemption and dividends on the shares to be redeemed shall cease after the date so fixed for redemption and the holder thereof shall thereafter have no rights against the Corporation in respect thereof except, upon the surrender of the certificates for such shares, to receive payment therefor out of the monies so deposited by cheque, cash or bank draft. In such event, redemption shall be deemed effective on the date so fixed for redemption, whether or not the share certificates are tendered aforesaid but in the event that the holder and the Corporation have agreed to payment by means other than deposit and payment as aforesaid the redemption shall be deemed effective upon payment in the manner so agreed.

(4)	When a share certificate represents more shares than are being redeemed or retracted, the Corporation shall on redemption or retraction cancel that share certificate and shall issue to the holder a share certificate for such lesser amount of shares that are issued and have not been redeemed or retracted.

(v)	Series

The directors of the Corporation may at any time and from time to time create one or more additional series of Class 8 shares, each series to consist of such number of authorized shares as may before the issuance thereof be fixed by the directors. The directors shall before the issuance of any series of Class 8 shares determine a designation for such series and may determine any rights or privileges of conversion to other classes or series of shares to be attached to such series, but shall not otherwise determine any rights, privileges, restrictions or conditions to be attached to such series.

(c)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘77 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘77 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘77 share. There is also attached to each Class 8 Series ‘77 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘77 share or into one Class 4 Series ‘77 share or into one Class 6 Series ‘77 share.

(d)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘79 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘79 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘79 share. There is also attached to each Class 8 Series ‘79 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘79 share or into one Class 4 Series ‘79 share or into one Class 6 Series ‘79 share.

(e)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘80 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘80 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘80 share. There is also attached to each Class 8 Series ‘80 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘80 share or into one Class 4 Series ‘80 share or into one Class 6 Series ‘80 share.

(f)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘81 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘81 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘81 share. There is also attached to each Class 8 Series ‘81 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘81 share or into one Class 4 Series ‘81 share or into one Class 6 Series ‘81 share.

(g)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘82 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘82 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘82 share. There is also attached to each Class 8 Series ‘82 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘82 share or into one Class 4 Series ‘82 share or into one Class 6 Series ‘82 share.

(h)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘83 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘83 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘83 share. There is also attached to each Class 8 Series ‘83 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘83 share or into one Class 4 Series ‘83 share or into one Class 6 Series ‘83 share.

(i)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘84 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘84 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘84 share. There is also attached to each Class 8 Series ‘84 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘84 share or into one Class 4 Series ‘84 share or into one Class 6 Series ‘84 share.

(j)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘85 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘85 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘85 share. There is also attached to each Class 8 Series ‘85 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘85 share or into one Class 4 Series ‘85 share or into one Class 6 Series ‘85 share.

(k)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘86 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘86 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘86 share. There is also attached to each Class 8 Series ‘86 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘86 share or into one Class 4 Series ‘86 share or into one Class 6 Series ‘86 share.

(l)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘87 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘87 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘87 share. There is also attached to each Class 8 Series ‘87 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘87 share or into one Class 4 Series ‘87 share or into one Class 6 Series ‘87 share.

(m)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘88 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘88 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘88 share. There is also attached to each Class 8 Series ‘88 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘88 share or into one Class 4 Series ‘88 share or into one Class 6 Series ‘88 share.

(n)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘89 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘89 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘89 share. There is also attached to each Class 8 Series ‘89 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘89 share or into one Class 4 Series ‘89 share or into one Class 6 Series ‘89 share.

(n1)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘90 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘90 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘90 share. There is also attached to each Class 8 Series ‘90 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘90 share or into one Class 4 Series ‘90 share or into one Class 6 Series ‘90 share.

(n2)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘91 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘91 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘91 share. There is also attached to each Class 8 Series ‘91 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘91 share or into one Class 4 Series ‘91 share or into one Class 6 Series ‘91 share.

(n3)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘92 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘92 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘92 share. There is also attached to each Class 8 Series ‘92 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘92 share or into one Class 4 Series ‘92 share or into one Class 6 Series ‘92 share.

(n4)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘93 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘93 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘93 share. There is also attached to each Class 8 Series ‘93 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘93 share or into one Class 4 Series ‘93 share or into one Class 6 Series ‘93 share.

(n5)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘94 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘94 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘94 share. There is also attached to each Class 8 Series ‘94 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘94 share or into one Class 4 Series ‘94 share or into one Class 6 Series ‘94 share.

(n6)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘95 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘95 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘95 share. There is also attached to each Class 8 Series ‘95 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘95 share or into one Class 4 Series ‘95 share or into one Class 6 Series ‘95 share.

(n7)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘96 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘96 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘96 share. There is also attached to each Class 8 Series ‘96 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘96 share or into one Class 4 Series ‘96 share or into one Class 6 Series ‘96 share.

(n8)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘97 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘97 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘97 share. There is also attached to each Class 8 Series ‘97 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘97 share or into one Class 4 Series ‘97 share or into one Class 6 Series ‘97 share.

(n9)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘98 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘98 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘98 share. There is also attached to each Class 8 Series ‘98 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘98 share or into one Class 4 Series ‘98 share or into one Class 6 Series ‘98 share.

(n10)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘99 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘99 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘99 share. There is also attached to each Class 8 Series ‘99 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘99 share or into one Class 4 Series ‘99 share or into one Class 6 Series ‘99 share.

(n11)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘00 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘00 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘00 share. There is also attached to each Class 8 Series ‘00 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘00 share or into one Class 4 Series ‘00 share or into one Class 6 Series ‘00 share.

(n12)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘01 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘01 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘01 share. There is also attached to each Class 8 Series ‘01 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘01 share or into one Class 4 Series ‘01 share or into one Class 6 Series ‘01 share.

(n13)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘02 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘02 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘02 share. There is also attached to each Class 8 Series ‘02 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘02 share or into one Class 4 Series ‘02 share or into one Class 6 Series ‘02 share.

(n14)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘03 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘03 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘03 share. There is also attached to each Class 8 Series ‘03 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘03 share or into one Class 4 Series ‘03 share or into one Class 6 Series ‘03 share.

(n15)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘04 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘04 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘04 share. There is also attached to each Class 8 Series ‘04 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘04 share or into one Class 4 Series ‘04 share or into one Class 6 Series ‘04 share.

(n16)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘05 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘05 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘05 share. There is also attached to each Class 8 Series ‘05 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘05 share or into one Class 4 Series ‘05 share or into one Class 6 Series ‘05 share.

(n17)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘06 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘06 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘06 share. There is also attached to each Class 8 Series ‘06 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘06 share or into one Class 4 Series ‘06 share or into one Class 6 Series ‘06 share.

(n18)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘07 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘07 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘07 share. There is also attached to each Class 8 Series ‘07 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘07 share or into one Class 4 Series ‘07 share or into one Class 6 Series ‘07 share.

(n19)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘08 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘08 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘08 share. There is also attached to each Class 8 Series ‘08 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘08 share or into one Class 4 Series ‘08 share or into one Class 6 Series ‘08 share.

(n20)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘09 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘09 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘09 share. There is also attached to each Class 8 Series ‘09 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘09 share or into one Class 4 Series ‘09 share or into one Class 6 Series ‘09 share.

(n21)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘10 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘10 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘10 share. There is also attached to each Class 8 Series ‘10 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘10 share or into one Class 4 Series ‘10 share or into one Class 6 Series ‘10 share.

(n22)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘11 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘11 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘11 share. There is also attached to each Class 8 Series ‘11 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘11 share or into one Class 4 Series ‘11 share or into one Class 6 Series ‘11 share.

(n23)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘12 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘12 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘12 share. There is also attached to each Class 8 Series ‘12 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘12 share or into one Class 4 Series ‘12 share or into one Class 6 Series ‘12 share.

(n24)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘13 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘13 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘13 share. There is also attached to each Class 8 Series ‘13 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘13 share or into one Class 4 Series ‘13 share or into one Class 6 Series ‘13 share.

(n25)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘14 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘14 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘14 share. There is also attached to each Class 8 Series ‘14 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘14 share or into one Class 4 Series ‘14 share or into one Class 6 Series ‘14 share.

(n26)	The Corporation is authorized to issue a series of Class 8 shares designated as Series ‘15 which series shall consist of an unlimited number of shares. There is attached to each Class 8 Series ‘15 share the right and privilege, exercisable by the holder thereof at any time by notice thereof to the Corporation, to convert such share into one Class 4 Series ‘15 share. There is also attached to each Class 8 Series ‘15 share the right and privilege, exercisable by the Corporation, to convert such share into one Class 3 Series ‘15 share or into one Class 4 Series ‘15 share or into one Class 6 Series ‘15 share.

(o)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion is made at the election of the holder from a Class 8 Share to a Class 4 share, be exercised as follows:

(i)	The exercise of the right and privilege shall be effective either when the said holder serves upon the Corporation a notice in writing requesting conversion of his or her shares or when such notice is deemed to be given pursuant to the Unanimous Shareholder Agreement, PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the certificates representing the shares held prior to such conversion have been surrendered to the Corporation. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(p)	The conversion right and privilege in respect of each series as aforesaid shall, where the conversion is made at the election of the Corporation from a Class 8 share to a Class 3 share or to a Class 4 share or to a Class 6 share, be exercised as follows:

(i)	Such right and privilege shall be exercised through resolution of the Corporation’s directors to that effect, such conversion to be effective the date that it is stated to take effect in such resolution whether or not the holder has surrendered or tendered any share certificates, endorsements, transfers or other documents of surrender or conveyance PROVIDED HOWEVER that such conversion shall be ineffective if it contravenes the Corporation’s Articles of Continuance or the Unanimous Shareholder Agreement.

(ii)

Where a Class 8 share is being converted to a Class 6 share, the directors resolution shall also specify the identity of the Authorized Legal Representative designated to hold the Class 6 share on behalf of the person recorded in the Corporation’s securities register as holder of the Class 8 share immediately prior to its conversion. The said Authorized Legal Representative so designated shall be recorded in the Corporation’s securities register as the legal holder of the Class 6 share without diminution however of the beneficial interest of the Beneficial Owner in such share pursuant to any Employee Share Participation Plan pursuant to which such Authorized Legal Representative holds such share and, subject to Section 8(p)(iii) of this Schedule 1, the Corporation may endorse on the body of any share certificate issued into the name of the said Authorized Legal Representative a notation that the shares represented by such certificate are being held on behalf of the Beneficial Owner thereof.

(iii)	The Corporation shall not be obliged to issue share certificates for shares issued on a conversion until such time as the holder has surrendered to the Corporation certificates representing the shares held prior to conversion. Notwithstanding the foregoing, all certificates representing shares held prior to conversion shall be deemed cancelled.

(iv)	In exercising its discretion to convert shares from time to time, the Corporation shall (subject to the Unanimous Shareholder Agreement) have an absolute and unfettered discretion in determining which of the shares are to be converted and for greater certainty may convert all or any of a class or series of shares without converting all or any of the shares of any other class or series at the same time or at all and may convert any one or more of the shares of one or more shareholders without converting all or any of the shares held by any other shareholder of the same or any different class or series at the same time or at all.

(v)	The Corporation shall act promptly in notifying the holders of the shares converted that such conversion has taken place but conversion shall be effective as at the date it is stated to take effect in directors resolution, whether or not such notice has yet, or is ever, given.

9	DEFINITIONS & INTERPRETATION

(a)	In this Schedule 1:

(i)	“Adjusted Consolidated Book Value” as at the date of a particular Certificate (the “Certificate Date”) means the consolidated book value of the Corporation’s issued and outstanding shares as shown in the audited consolidated financial statements of the Corporation as at the last day of the fiscal year (the “Valuation Date”) immediately preceding the Certificate Date and using the “percentage completion” basis of accounting for all construction contracts EXCEPT THAT in such calculation:

(1)	Each fixed asset of the Corporation and its subsidiaries shall be reflected at its market value, as at the Valuation Date, as determined by the directors;

(2)	There shall be reflected an approximate amount, as determined by the directors, for income, sales and other taxes and sales commissions which would be required to be paid by the Corporation and its subsidiaries if, as at the Valuation Date, it were to dispose of each of its fixed assets for cash proceeds of disposition equal to its market value;

(3)	There shall be reflected an approximate amount, as determined by the directors, for any reduction of income, sales or other taxes which the Corporation and its subsidiaries would be entitled to if, as at the Valuation Date, it were to dispose of each of its fixed assets for cash proceeds of disposition equal to its market value;

(4)	There shall be reflected, in respect of the goodwill of the Corporation and its subsidiaries, the sum of FIVE MILLION ($5,000,000.00) DOLLARS (Canadian Funds) or such other amount as may be determined by the directors; and

(5)	There shall be deducted an amount equal to any dividends declared by the Corporation after the Valuation Date and before the Certificate Date.

(ii)	“Authorized Legal Representative” means an Affiliate that, with the approval of the Directors, (i) holds Shares as legal representative for and acts as agent for, and/or for the benefit of and on behalf of, one or more identifiable groups or classes of persons holding a beneficial in such Shares and (ii) has no beneficial interest in the Shares so held.

(iii)	“Beneficial Owner” means in relation to an issued Class 5 or Class 6 share, the person that is recorded in the records of the Authorized Legal Representative holding such share as being the beneficial owner of such share under and pursuant to the applicable Employee Share Participation Plan and, in default of such records, or in the event of any other ambiguity or uncertainty as to the identify of such person, then the person that the Corporation has reasonably determined to be the beneficial owner of such share at the time in question based upon the information then known to it, which said determination may be varied from time to time, and which said determination (subject to such variations) to be conclusive and unimpeachable for the purposes of this Schedule 1 PROVIDED HOWEVER that, subject to the provisions of the Unanimous Shareholder Agreement, no such determination shall be determinative of, or is intended to be determinative of, the respective equitable entitlements of any person claiming an interest in such shares.

(iv)	“Certificate” means a certificate signed by the President and a Vice-President of the Corporation within 120 days after the last day of each fiscal year certifying the value of each Share as at the last day of such fiscal year, such value to equal the quotient obtained by dividing the Adjusted Consolidated Book Value of all issued and outstanding shares in the Corporation as at the last day of such fiscal year by the number of such issued and outstanding shares.

(v)	“Employee” means an employee of the Corporation or any subsidiary or other affiliated of the Corporation and included, for purposes of this Schedule 1, a body corporate through which such an employee holds such shares.

(vi)	“Employee Share Participation Plan” means a plan pursuant to which an Employee holds a beneficial interest in Plan Shares that are legally held on behalf of that Employee or Employee’s Corporation by an Authorized Legal Representative and which satisfies the following criteria (the “Plan Requirements”):

(1)	the Authorized Legal Representative acts as agent for, and/or for the benefit of and on behalf of, each Plan Shareholder in respect of the Plan Shares beneficially owned by such Plan Shareholder pursuant to the plan;

(2)	the plan expressly states that it is the intention of the relevant parties for United States federal income tax and other purposes that the plan will be treated as a mere contractual arrangement for participating in the ownership of the Corporation and not as a partnership, a joint venture, a co-ownership arrangement, a corporation or similar arrangement;

(3)	the plan is not an employee stock ownership plan within the meaning of Section 4975(e)(7) of the United States Internal Revenue Code of 1986, as amended and the Treasury Regulations thereunder or Section 407(d)(6) of the United States Employee Retirement Income Security Act of 1974, as amended; and

(4)	the plan, including any custodial account established pursuant to the plan for the Authorized Legal Representative to hold property on behalf of the plan participants, shall be invested exclusively in Plan Shares and nothing else.

(vii)	“holder” when used in relation to a particular share in the Corporation means the individual, body corporate or other entity recorded or registered in the Corporation’s securities register as legal holder of such share.

(viii)	“Plan Requirements” has the meaning set forth in Article 9(a)(v)of this Schedule 1.

(ix)	“Plan Shares” means Class 5 and Class 6 Shares.

(x)	“Plan Shareholder” means a person who holds a beneficial interest in Shares being held for and/or on behalf of that person by an Authorized Legal Representative under the provisions of an Employee Share Participation Plan.

(xi)	“Redemption Price” for a particular Class 7 or Class 8 share, as at any given date, means the value for such share as established by the Certificate in effect on the date that the notice of redemption has been served upon the holder of such share pursuant to Section 7(b)(iv)(3) or Section 8(b)(iv)(3) of this Schedule 1 less the amount of any dividends paid or payable by the Corporation to such holder and that was not taken into account in the valuation giving rise to such Certificate. Notwithstanding the foregoing, in the event that any share in the Corporation is divided into a greater number of shares (a “stock split”), the Redemption Price of such share from and including the effective date of such stock split to but excluding the date that a new Certificate is issued shall be deemed to be the value of such Share set forth in the Certificate in effect on the date of the stock split divided by the number of shares into which such share was divided by the stock split.

(xii)	“Unanimous Shareholder Agreement” means the agreement, if any, concerning the business and affairs of the Corporation to which all of the Corporation’s shareholders are, or are deemed to be, parties as the same may be amended from time to time.

(b)	Any other terms used herein shall, as applicable, have the meanings given to them under the Business Corporations Act (Alberta).

(c)	Notwithstanding anything expressed or implied to the contrary in this Schedule 1, no provision in this Schedule 1, as its applies to an Employee Share Purchase Plan, shall be given force or effect if it is contrary to any of the Plan Requirements and this Schedule 1 shall be read and interpreted accordingly.

(d)	A Certificate is conclusive and binding on the Corporation and its shareholders.

(e)	A right of conversion hereunder may be exercised by a holder through the agency of any person authorized in writing to exercise such right provided that the Corporation has actual notice of such authority as at the time of such exercise.

SCHEDULE “2”

4. Restrictions if any on Share Transfers

The transfer of Shares in the Corporation is restricted pursuant to the provisions of the Corporation’s unanimous shareholder agreement as amended from time to time.

SCHEDULE “3”

TO THE RESTATED

ARTICLES OF CONTINUANCE OF

PCL EMPLOYEES HOLDINGS LTD.

1. The number of shareholders of the Corporation, exclusive of:

(a)	persons who are in its employment or that of an affiliate (within the meaning of The Securities Act (Alberta)), and

(b)	persons who, having been formerly in its employment or that of an affiliate (within the meaning of The Securities Act (Alberta)), were, while in that employment, shareholders of the Corporation and have continued to be shareholders of Corporation after termination of that employment;

is limited to not more than fifty persons, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder

2. Any invitation to the public to subscribe for securities of the Corporation is prohibited.

3. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

4. The Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of the shareholder to the Corporation.

5. A special resolution passed at a meeting of shareholders shall require a majority of not less than three-quarters of the votes cast by the shareholders who voted in respect of that resolution.

6. Sub-section 39(5) of the Alberta Business

Corporations Act shall not apply to the stated capital accounts of the shares authorized hereunder, but for the purposes of sub-section 39(4) of the said Act, where, under the provisions of these Articles of Continuance, as amended, there is attached to a series of shares of a particular class (the “First Series) a right to convert a share of that series into a share of series of another class (the “Second Series”) and there is likewise attached to the Second Series a right to convert a share of the Second Series into a share of the First Series and a share of the First Series is converted into a share of the Second Series, or vice versa, the amount of stated capital attributable to a share in either series is the aggregate of the stated capital of both series divided by the number of issued share of both series immediately before the conversion.